Benetton Group
2002 third quarter report

UNITED COLORS
OF BENETTON.

Benetton Group S.p.A.
Villa Minelli
Ponzano Veneto (Treviso) - Italy
Share Capital: Euro 236,026,454.30 fully paid-in
Tax ID/Treviso Company register: 00193320264

2 THE
BENETTON
GROUP

DIRECTORS'
REPORT

CONSOLIDATED
FINANCIAL
STATEMENTS
AND RELEVANT
COMMENTS

Index

Directors and other officers

Board of Directors

Luciano Benetton	Chairman
Carlo Benetton	Deputy Chairman
Luigi de Puppi	Managing Director
Giuliana Benetton	Directors
Gilberto Benetton	
Alessandro Benetton	
Gianni Mion	
Angelo Tantazzi	
Ulrich Weiss	
Reginald Bartholomew	
Luigi Arturo Bianchi	
Pierluigi Bortolussi	Secretary to the Board

Board of Statutory auditors

Angelo Casò	Chairman
Dino Sesani	Auditors
Filippo Duodo	
Antonio Cortellazzo	Alternate auditors
Marco Leotta	

Independent auditors

Deloitte & Touche S.p.A.

Financial highlights

Key operating data (millions of euro)	Nine months 2000	%	Nine months 2001	%	Change	%	Year 2001	%
Revenues	1,461	100.0	1,518	100.0	(57)	(3.7)	2,098	100.0
Cost of sales	813	55.7	867	57.1	(54)	(6.1)	1,189	56.7
Gross operating income	648	44.3	651	42.9	(3)	(0.6)	909	43.3
Income from operations	183	12.5	192	12.6	(9)	(4.7)	286	13.6
Net income	84	5.7	85	5.6	(1)	(1.9)	148	7.1

Key financial data (millions of euro)	09.30.2002	12.31.2001	09.30.2001
Working capital	996	811	999
Net capital employed	2,063	1,896	2,036
Net indebtedness	810	640	845
Shareholders' equity	1,239	1,241	1,177
Self-financing	264	374	246
Capital expenditures in tangible and intangible fixed assets	118	311	218
Sale of equity investments	2	-	-

Share and market data	09.30.2002	12.31.2001	09.30.2001
Shareholders' equity per share (euro)	6.83	6.86	6.50
Share price: September 30, 2002 (euro)	9.37	12.72	10.40
Screen-based market: high (euro)	15.90	22.44	22.40
Screen-based market: low (euro)	9.37	9.75	9.70
Market capitalization (thousands of euro)	1,701,569	2,309,428	1,880,223
Average no. of shares outstanding [1]	181,283,249	180,720,969	180,973,039

(1) Net of treasury shares held during the period

Number of employees	09.30.2002	12.31.2001	09.30.2001
Total	7,256	7,666	7,560

Results for the first nine months of 2002

- Consolidated net sales in the first nine months of 2002 came to 1,461 million euro compared with 1,518 million euro in the same period of 2001. The casual segment improved relative to the same period in 2001, gaining ground compared with the first half of the current year. Total sales were still affected by the reorganization in the sport segment. The Group's sales figure was also influenced by the sale of Color Service S.r.l. of the Olimpias Group, which had contributed around 11 million euro to the result reported in the first nine months of 2001.
- Gross operating income represented 44.3% of sales, up from 42.9% in the first nine months of 2001.
- Income from operations, totaling 182.8 million euro, came to 12.5% of sales, in line with the corresponding period of 2001 (12.6%), despite the higher proportion of costs incurred in 2002 associated with the Group's commercial development.
- Net income amounted to 83.7 million euro, slightly lower than the corresponding figure reported twelve months earlier.
- Self-financing in the period totaled 264 million euro (246 million euro in the first nine months of 2001).
- The Group invested over 118 million euro in tangible and intangible fixed assets during the first nine months of the year. A large part of these investments (around 86 million euro) went into purchasing, modernizing and restructuring buildings with the purpose of expanding the amount of retail floor-space.
- Net indebtedness fell to 810 million euro at September 30, 2002, from 845 million euro twelve months earlier. At December 31, 2001 net indebtedness amounted to 640 million euro.

Outlook for the rest of the year

Bearing in mind the worldwide trend in consumer spending, net sales for the entire year are expected to be slightly lower than forecast, meaning that it will not be possible to achieve the same level of results as in the prior year.

Explanatory notes

The quarterly report has been prepared in accordance with art. 82 of the Regulation approved by Consob resolution 11971 of May 14, 1999 in application of Legislative Decree 58 of February 24, 1998 concerning issuers.

The accounting policies and consolidation principles adopted are consistent with those used to prepare the annual consolidated financial statements.

The consolidated statements of income for the third quarter and for the first nine months, and the consolidated balance sheet as of September 30, 2001 are shown in the same format as those presented in the 2001 Directors' report.

The consolidation area has remained substantially unchanged with respect to September 30, 2001 and December 31, 2001.

Group consolidated results

Consolidated statements of income reclassified to cost of sales

(thousands of euro)

	Nine months 2002	%	Nine months 2001	%	Change	%
Revenues	1,461,345	100.0	1,518,124	100.0	(56,779)	(3.7)
Cost of sales						
Material and net change in inventories	435,730	29.8	433,665	28.6	2,065	0.5
Payroll and related costs	74,733	5.1	75,990	5.0	(1,257)	(1.7)
Subcontract work	245,358	16.8	295,691	19.5	(50,333)	(17.0)
Industrial depreciation	25,262	1.8	24,089	1.5	1,173	4.9
Other manufacturing costs	32,465	2.2	37,240	2.5	(4,775)	(12.8)
	813,548	55.7	866,675	57.1	(53,127)	(6.1)
Gross operating income	647,797	44.3	651,449	42.9	(3,652)	(0.6)
Selling, general and administrative expenses						
Payroll and related cost	107,439	7.4	98,644	6.5	8,795	8.9
Distribution and transport	23,212	1.6	29,879	2.0	(6,667)	(22.3)
Sales commissions	68,974	4.7	72,264	4.8	(3,290)	(4.6)
Advertising and promotion	82,102	5.6	82,669	5.4	(567)	(0.7)
Depreciation and amortization	74,421	5.1	60,705	4.0	13,716	22.6
Other expenses	108,801	7.4	115,518	7.6	(6,717)	(5.8)
	464,949	31.8	459,679	30.3	5,270	1.1
Income from operations	182,848	12.5	191,770	12.6	(8,922)	(4.7)
Other income/(expenses)						
Foreign currency gain/(loss), net	7,716	0.5	2,371	0.2	5,345	225.4
Interest income	23,263	1.6	29,811	2.0	(6,548)	(22.0)
Interest expenses	(53,296)	(3.6)	(67,991)	(4.5)	14,695	(21.6)
Other income /(expenses), net	(12,829)	(0.9)	(12,197)	(0.8)	(632)	5.2
	(35,146)	(2.4)	(48,006)	(3.1)	12,860	(26.8)
Income before taxes and minority interests	147,702	10.1	143,764	9.5	3,938	2.7
Income taxes	63,380	4.3	56,991	3.8	6,389	11.2
Income before minority interests	84,322	5.8	86,773	5.7	(2,451)	(2.8)
Minority interests income	(573)	(0.1)	(1,383)	(0.1)	810	(58.6)
Net income	83,749	5.7	85,390	5.6	(1,641)	(1.9)

Consolidated statements of income reclassified to cost of sales

(thousands of euro)

	3rd quarter 2002	%	3rd quarter 2001	%	Change	%
Revenues	459,628	100.0	474,252	100.0	(14,624)	(3.1)
Cost of sales						
Material and net change in inventories	154,294	33.6	141,305	29.8	12,989	9.2
Payroll and related costs	22,329	4.8	22,991	4.9	(662)	(2.9)
Subcontract work	71,261	15.5	86,251	18.2	(14,990)	(17.4)
Industrial depreciation	7,560	1.6	7,287	1.5	273	3.7
Other manufacturing costs	9,460	2.1	12,042	2.5	(2,582)	(21.4)
	264,904	57.6	269,876	56.9	(4,972)	(1.8)
Gross operating income	194,724	42.4	204,376	43.1	(9,652)	(4.7)
Selling, general and administrative expenses						
Payroll and related cost	32,454	7.0	30,866	6.5	1,588	5.1
Distribution and transport	8,595	1.9	7,354	1.6	1,241	16.9
Sales commissions	22,003	4.8	21,655	4.6	348	1.6
Advertising and promotion	25,675	5.6	27,815	5.8	(2,140)	(7.7)
Depreciation and amortization	25,247	5.5	22,300	4.7	2,947	13.2
Other expenses	32,712	7.1	42,837	9.0	(10,125)	(23.6)
	146,686	31.9	152,827	32.2	(6,141)	(4.0)
Income from operations	48,038	10.5	51,549	10.9	(3,511)	(6.8)
Other income/(expenses)						
Foreign currency gain/(loss), net	7,340	1.6	6,649	1.4	691	10.4
Interest income	8,035	1.7	7,142	1.5	893	12.5
Interest expenses	(18,710)	(4.1)	(23,210)	(4.9)	4,500	(19.4)
Other income /(expenses), net	(4,802)	(1.0)	(186)	(0.1)	(4,616)	n.s.
	(8,137)	(1.8)	(9,605)	(2.1)	1,468	(15.3)
Income before taxes and minority interests	39,901	8.7	41,944	8.8	(2,043)	(4.9)
Income taxes	15,735	3.4	10,902	2.3	4,833	44.3
Income before minority interests	24,166	5.3	31,042	6.5	(6,876)	(22.2)
Minority interests (income)/losses	(106)	(0.1)	316	0.1	(422)	(133.5)
Net income	24,060	5.2	31,358	6.6	(7,298)	(23.3)

Group results for the first nine months of 2002

Net sales in the first nine months of 2002 were down by around 57 million euro compared with the corresponding period in 2001. This decline partly reflected the disposal of Color Service S.r.l. of the Olimpias Group, which had contributed 11 million euro to the manufacturing division's sales in the same period of 2001.

The overall decrease was mainly attributable to the sport segment, where sales fell by 17.7% as predicted in the budget.

Sales by the casual wear sector came to around 1,170 million euro, regaining the ground lost in the first half of the year. The manufacturing division also reported lower sales due to general market conditions.

The Group's gross operating income came to 44.3% of sales, 1.4 percentage points better than the margin reported in the first nine months of 2001. This result was mostly thanks to the Group's insistence on optimizing production flows, especially in the sport sector.

Selling, general and administrative expenses were around 1.1% higher than in the same period last year. This increase, chiefly in payroll costs and depreciation, is explained by the growth of the distribution network, especially stores under direct management. This was nonetheless a modest rise relative to the corresponding period in 2001.

Variable selling costs totaled 92 million euro, or 6.3% of net sales, an improvement mostly due to lower costs in the manufacturing sector.

Furthermore, a portion of the costs that used to go toward brand building was devoted to product promotion, thereby supporting the development and management of the superstore network.

Income from operations represented 12.5% of sales, staying broadly unchanged on the prior year figure of 12.6%.

The net result of foreign exchange management improved significantly thanks to more favorable trends in exchange rates over the period.

Net financial charges came to 30 million euro; this was a major improvement on the first nine months of 2001 mainly thanks to lower interest rates.

Other net expenses and income were broadly in line with 2001, even though their absolute value was substantially lower than the prior year figure which included the effects of certain agreements concerning Group companies.

Group net income came to 83.7 million euro, down from 85.4 million in the first nine months of 2001.

Information by geographic area and business category - First nine months of 2002

(millions of euro)	Euro Area	%	The Americas	%	Asia	%	Other areas	%	Nine months 2002	Nine months 2001	Change %
Casual wear	849.9	85.5	66.2	43.6	109.2	82.7	144.6	79.2	1,169.9	1,162.1	0.7
Sportswear and equipment	75.5	7.6	85.0	55.9	20.6	15.6	21.1	11.5	202.2	245.8	(17.7)
Manufacturing and others	69.1	6.9	0.8	0.5	2.3	1.7	17.0	9.3	89.2	110.2	(19.1)
Total nine months 2002	994.5	100.0	152.0	100.0	132.1	100.0	182.7	100.0	1,461.3	1,518.1	(3.7)
Total nine months 2001	1,033.7		164.8		143.8		175.8		1,518.1		

Sales in the Euro-zone were stable, continuing to account for 68% of the total. Sales in non-traditional areas were higher.

Performance by activity. The Group's activities are traditionally divided into three sectors to provide the basis for effective administration and adequate decision-making by Company management, and to supply accurate and relevant information about company performance to external investors.

The business sectors are as follows:

- the casual wear sector, representing the Benetton brands (United Colors of Benetton, Undercolors and Sisley), which also incorporates complementary products, such as accessories and footwear, as well as figures for the retail activity;
- the sportswear and equipment sector, the Playlife, Nordica, Prince, Rollerblade and Killer Loop brands;

  the manufacturing and others sector, including sales of raw materials, semi-finished products, industrial services and revenues and expenses from real estate activity.

Results of the casual wear segment - First nine months of 2002

(millions of euro)	Nine months 2002	%	Nine months 2001	%	Change	%
Net revenues	1,169.9		1,162.1		7.8	
Revenues among sectors	1.6		3.9		(2.3)	
Sector total revenues	1,171.5	100.0	1,166.0	100.0	5.5	0.5
Cost of sales	(624.1)	(53.3)	(629.6)	(54.0)	5.5	(0.9)
Gross operating income	547.4	46.7	536.4	46.0	11.0	2.1
Variable selling costs	(73.6)	(6.3)	(73.3)	(6.3)	(0.3)	0.4
Contribution margin	473.8	40.4	463.1	39.7	10.7	2.3

Sales in the casual wear segment increased relative to the corresponding period in 2001, regaining the ground lost in the early part of 2002 due to a general crisis in consumption and adverse weather conditions.

Although gross operating income did not increase significantly in absolute terms, it improved as a percentage of sales, from 46% to 46.7%, helped by the measures to optimize the manufacturing process and the contribution made by direct store management

Results of the sport segment - First nine months of 2002

(millions of euro)	Nine months 2002	%	Nine months 2001	%	Change	%
Sector total revenues	202.2	100.0	245.8	100.0	(43.6)	(17.7)
Cost of sales	(132.1)	(65.3)	(165.9)	(67.5)	33.8	(20.4)
Gross operating income	70.1	34.7	79.9	32.5	(9.8)	(12.3)
Variable selling costs	(12.4)	(6.2)	(22.1)	(9.0)	9.7	(43.9)
Contribution margin	57.7	28.5	57.8	23.5	(0.1)	(0.2)

The Group has responded to the general contraction in demand in this sector by implementing a prudent commercial policy and reducing manufacturing costs. In fact, gross operating income improved from 32.5% of sales in the first nine months of 2001 to 34.7% in the current year.

Variable selling costs were significantly lower both in absolute terms and as a percentage of sales.

Results of the manufacturing division and other segments - First nine months of 2002

(millions of euro)	Nine months 2002	%	Nine months 2001	%	Change	%
Net revenues	89.2		110.2		(21.0)	
Revenues among sectors	165.8		184.7		(18.9)	
Sector total revenues	255.0	100.0	294.9	100.0	(39.9)	(13.5)
Cost of sales	(222.2)	(87.1)	(257.4)	(87.3)	35.2	(13.7)
Gross operating income	32.8	12.9	37.5	12.7	(4.7)	(12.5)
Variable selling costs	(7.3)	(2.9)	(7.8)	(2.6)	0.5	(6.4)
Contribution margin	25.5	10.0	29.7	10.1	(4.2)	(14.1)

Sales by the manufacturing division, both to other Group companies and to third parties, were down, while gross operating income stayed broadly unchanged as a percentage of sales.

Group results for the third quarter of 2002
At 460 million euro, third-quarter sales were almost 15 million lower than in the same quarter of 2001. Gross operating income came to 42.4% of sales, having deteriorated relative to the corresponding period in 2001.
Total selling, general and administrative costs improved by 4% on the third quarter of 2001, falling to 146.7 million euro.
As a percentage of sales, income from operations was slightly lower at 10.5%.
The net result of foreign exchange management improved by some 0.7 million euro, mainly because of the trend in the euro against other major currencies compared with the third quarter of 2001.
Net financial charges fell by over 5 million euro in absolute terms thanks to cuts in interest rates.
At 24.1 million euro, net income for the quarter was 23.3% lower than in the same period of 2001.

Information by geographic area and business category - Third quarter 2002

(millions of euro)	Euro area	%	The Americas	%	Asia	%	Other areas	%	3rd quarter 2002	3rd quarter 2001	Change %
Casual wear	251.6	86.0	31.2	54.8	42.2	82.3	44.5	75.4	369.5	356.7	3.6
Sportswear and equipment	25.4	8.7	25.2	44.3	8.0	15.6	7.6	12.9	66.2	87.3	(24.2)
Manufacturing and others	15.4	5.3	0.5	0.9	1.1	2.1	6.9	11.7	23.9	30.3	(21.1)
Total 3rd quarter 2002	292.4	100.0	56.9	100.0	51.3	100.0	59.0	100.0	459.6	474.3	(3.1)
Total 3rd quarter 2001	301.3		53.5		59.2		60.3		474.3		

Third quarter sales were 3.1% lower mainly due to the Euro-zone.

Results of the casual wear segment - Third quarter 2002

(millions of euro)	3rd quarter 2002	%	3rd quarter 2001	%	Change	%
Net revenues	369.5		356.7		12.8	
Revenues among sectors	0.9		0.8		0.1	
Sector total revenues	370.4	100.0	357.5	100.0	12.9	3.6
Cost of sales	(204.4)	(55.2)	(197.8)	(55.3)	(6.6)	3.3
Gross operating income	166.0	44.8	159.7	44.7	6.3	3.9
Variable selling costs	(24.2)	(6.5)	(21.1)	(5.9)	(3.1)	14.7
Contribution margin	141.8	38.3	138.6	38.8	3.2	2.3

Sales in the casual wear segment improved by 3.6%.
Gross operating income increased by over 6 million euro compared with the same period of 2001, even if as a proportion of sales it remained broadly unchanged.
Despite a half percentage point decline, the profit margin increased by more than 3.2 million euro.

Results of the sport segment - Third quarter 2002

(millions of euro)	3rd quarter 2002	%	3rd quarter 2001	%	Change	%
Sector total revenues	66.2	100.0	87.3	100.0	(21.1)	(24.2)
Cost of sales	(45.3)	(68.4)	(51.9)	(59.4)	6.6	(12.7)
Gross operating income	20.9	31.6	35.4	40.6	(14.5)	(41.0)
Variable selling costs	(4.7)	(7.0)	(6.0)	(6.9)	1.3	(21.7)
Contribution margin	16.2	24.6	29.4	33.7	(13.2)	(44.9)

The sport segment's third quarter results were hit hard by exchange rate movements, which hurt both sales and gross operating income. Sportswear sales also harmed the overall result due to the decision to reorganize the market and the slower pace of new store openings.

Results of the manufacturing division and other segments - Third quarter 2002

(millions of euro)	3rd quarter 2002	%	3rd quarter 2001	%	Change	%
Net revenues	23.9		30.3		(6.4)	
Revenues among sectors	41.4		48.8		(7.4)	
Sector total revenues	65.3	100.0	79.1	100.0	(13.8)	(17.4)
Cost of sales	(56.6)	(86.7)	(68.1)	(86.1)	11.5	(16.9)
Gross operating income	8.7	13.3	11.0	13.9	(2.3)	(20.9)
Variable selling costs	(2.1)	(3.2)	(2.2)	(2.8)	0.1	(4.5)
Contribution margin	6.6	10.1	8.8	11.1	(2.2)	(25.0)

With regard to the third-quarter results of the manufacturing division and other segments, reference should be made to the previous comments on the first nine months of the year.

Consolidated balance sheet reclassified according to financial criteria

(thousands of euro)

Assets	09.30.2002	12.31.2001	09.30.2001
Current Assets			
Cash and banks	173,733	176,480	258,296
Marketable securities	25,361	75,650	85,478
Differentials on forward transactions	9,342	12,230	16,224
Financial receivables	12,612	13,914	6,515
	221,048	278,274	366,513
Accounts receivable			
Trade receivables	1,009,726	913,221	1,024,095
Other receivables	84,219	93,604	124,043
less - Allowance for doubtful accounts	(68,476)	(67,326)	(66,443)
	1,025,469	939,499	1,081,695
Inventories	319,145	304,979	359,510
Accrued income and prepaid expenses	35,634	35,518	44,114
	354,779	340,497	403,624
Total current assets	1,601,296	1,558,270	1,851,832
Investments and other non current assets			
Equity investments	2,113	2,134	26,773
Securities held as fixed assets	15,114	70,243	120,183
Guarantee deposits	16,128	10,724	8,506
Financial receivables	13,682	7,400	12,129
Other non current receivables	9,105	7,787	6,533
Total investments and other non current assets	56,142	98,288	174,124
Tangible fixed assets			
Real estate	596,934	555,068	507,196
Plant, machinery and equipment	383,844	373,972	366,581
Office furniture, furnishings and electronic equipment	103,204	92,074	87,042
Vehicles and aircraft	37,845	38,826	38,415
Construction in progress and advances for tangible fixed assets	13,265	45,875	63,242
Finance leases	15,189	18,750	19,038
less - Accumulated depreciation	(439,106)	(404,066)	(409,812)
Total tangible fixed assets	711,175	720,499	671,702
Intangible fixed assets			
Licenses, trademarks and industrial patents	186,541	207,514	210,754
Deferred charges	254,882	236,343	222,994
Total intangible fixed assets	441,423	443,857	433,748
TOTAL ASSETS	2,810,036	2,820,914	3,131,406

(thousands of euro)

Liabilities and Shareholders' equity	09.30.2002	12.31.2001	09.30.2001
Current liabilities			
Bank loans	164,060	140,654	485,784
Bonds	-	-	258,228
Short-term loans	4,669	5,990	5,633
Current portion of bonds	-	258,228	-
Current portion of long-term loans	55,717	57,415	57,385
Current portion of lease financing	4,544	3,761	3,731
Accounts payable	313,286	390,427	379,403
Other payables, accrued expenses and deferred income	79,198	80,278	107,853
Reserve for income taxes	33,438	19,481	35,557
Total current liabilities	654,912	956,234	1,333,574
Long-term liabilities			
Bonds	300,000	-	-
Long-term loans, net of current portion	504,060	509,830	511,048
Other long-term liabilities	727	5,718	5,523
Lease financing	26,453	20,670	21,556
Reserve for employee termination indemnities	53,377	52,393	52,013
Other reserves	17,609	20,213	16,151
Total long-term liabilities	902,226	608,824	606,291
Minority interests in consolidated subsidiaries	**13,719**	**15,153**	**14,176**
Shareholders' equity			
Capital stock	236,026	236,026	236,026
Additional paid-in capital	56,574	56,574	56,574
Surplus from monetary revaluation of assets	22,058	22,058	22,058
Other reserves and retained earnings	836,393	762,754	762,754
Translation differences	4,379	15,214	14,563
Net income for the period	83,749	148,077	85,390
Total Shareholders' equity	1,239,179	1,240,703	1,177,365
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,810,036	2,820,914	3,131,406

Financial situation - highlights

(millions of euro)	09.30.2002	12.31.2001	Change	09.30.2001
Working capital	996	811	185	999
Total capital employed	2,063	1,896	167	2,036
Net indebtedness	810	640	170	845
Shareholders' equity	1,239	1,241	(2)	1,177
Minority interests	14	15	(1)	14

Working capital was substantially unchanged relative to September 30, 2001.
The increase in total capital invested compared with December 31, 2001 particularly reflected the cyclical trend in collections and payments.

Changes in the financial position with comparative figures for last year are summarized below:

(millions of euro)	09.30.2002	12.31.2001	09.30.2001
Financial liabilities:			
- within 12 months	229	466	811
- beyond 12 months	831	530	532
Securities held as financial fixed assets	(15)	(70)	(120)
Treasury shares	(1)	(22)	(14)
Other securities	(24)	(54)	(71)
Other financial fixed assets:			
- within 12 months	(196)	(203)	(281)
- beyond 12 months	(14)	(7)	(12)
Net indebtedness	810	640	845

Relative to September 30, 2001, there was a decrease in liabilities due within 12 months, reflecting the fact that a bond matured in July. There was also an increase in long-term debt, partly due to the issue of a new bond for 300 million euro.

Summary statement of cash flows

(millions of euro)	Nine months 2002	Nine months 2001	Year 2001
Self-financing	264	246	374
Change in working capital	(199)	(244)	(68)
Sales of investments	2	-	27
Net operating and financial investments	(119)	(190)	(274)
Payment of dividends	(75)	(85)	(85)
Payment of taxes	(53)	(38)	(89)
Net financing requirements	(180)	(311)	(115)

Investments in fixed assets of a commercial nature are still having a major impact on the Group's finances.